FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of November 2004

Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                 Form 20-F         X                Form 40-F
                             ---------------                 ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                              No   X
                      ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report:


No.       Document
---       --------

1.        Press Release dated October 20, 2004 - Cedara software Appoints New
          Director

2. Press Release dated November 2, 2004 - Cedara Signs Medical Console Distribution Agreement with ONI Medical Systems

3.        Press Release dated November 5, 2004 - Cedara Software Corp.
          Announces Earnings Conference Call

4. Press Release dated November 8, 2004 - Cedara Software Announces the Appointment of Two Directors To Replace Analogic Appointees

5. Press Release dated November 8, 2004 - Cedara Software Announces First Quarter Revenue Gain and Positive Earnings

                                                                     Document 1

                         [CEDAR LOGO GRAPHIC OMITTED]



FOR IMMEDIATE RELEASE:

Contact:                                                           NEWS RELEASE
Brian Pedlar
Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015
info@cedara.com
---------------




                     Cedara Software Appoints New Director


TORONTO, October 20, 2004 -- Cedara Software Corp. (TSX:CDE/ NASDAQ:CDSW) a leading independent developer of medical software technologies for the global healthcare market, has announced the election of Dr. Myrna Francis to its Board of Directors at the Company's Annual General Meeting held in Toronto on October 18, 2004.

Dr. Francis, who heads her own consulting practice specializing in strategic business development and innovation in healthcare and healthcare-related information technology, brings valuable experience in these areas and in regulatory aspects of healthcare to the Board. Her career includes seven years in senior roles in the Government of Ontario, several of which were in the Ministry of Health. She served as a partner in CLC Healthcare, consulting to U.S. and Canadian corporate clients on I.T. and related strategies in healthcare. Following this, Dr. Francis joined IBM Canada where she became General Manager of the Health and Life Sciences Industry Group. Her most recent role was as Interim President, Canada Health Infoway.

"Myrna Francis brings highly relevant experience to Cedara's Board of Directors in several key areas and we look forward to the benefit of her involvement," said Peter Cooper, Cedara Chairman.

Coinciding with the appointment of Dr. Francis was the retirement from the Board of Stephen Pincus, a Partner in Goodmans LLP. Mr. Pincus joined the Cedara Board in late 2002 and decided for reasons associated with his professional commitments not to stand for re-election. "His wise counsel through a period of difficult turnaround decisions is appreciated by the Board and Management and we thank Stephen for his always thoughtful opinions," said Mr. Cooper.

For more information about Cedara, visit the Cedara website at www.cedara.com. For investor-related inquiries contact:


Brian Pedlar, Chief Financial Officer
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com
       -----------------------

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and there are actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.
--------------------

All trademarks appearing in this release are the property of Cedara Software
Corp.

                                                                     Document 2

                         [CEDARA LOGO GRAPHIC OMITTED]



FOR IMMEDIATE RELEASE:

Contact:                                                            NEWS RELEASE
Michelle Pommells, Director Product
Communications
Cedara Software Corp.
(905) 672-2100 ext. 2356
info@cedara.com
---------------


              Cedara Signs Medical Console Distribution Agreement
                           with ONI Medical Systems


TORONTO, November 2, 2004 -- Cedara Software Corp. (NASDAQ:CDSW/TSX:CDE) a leading independent developer of medical software technologies for the global healthcare market, announced today that it has signed an agreement with ONI Medical Systems to supply certain of its medical imaging console technologies for application by ONI in its dedicated purpose MRI (Magnetic Resonance Imaging) systems.

ONI, a leading provider of MRI equipment for extremity imaging, develops and markets a family of dedicated purpose MRI systems that offer high-field performance at a low cost. ONI's OrthOne(R) high-field (1.0 Tesla) dedicated purpose MRI is the only compact design, high-field, truly open configuration extremity MRI system available in the medical marketplace.

"We are happy that Cedara has been successful in securing this agreement with ONI Medical Systems, a company that is recognized in the industry as a leader in dedicated, extremity imaging systems for Magnetic Resonance Imaging," said Abe Schwartz, Cedara's President and CEO.

Robert Kwolyk, President and CEO of ONI Medical Systems stated, "We made a great decision in sourcing our medical imaging console technology from Cedara. Cedara has a strong track record for innovation in the marketplace, and we look forward to other opportunities to work together."

For more information about Cedara, visit the Cedara website at
www.cedara.com or contact:
--------------


Loris Sartor, Cedara Software Corp.,
(905) 672-2100 ext. 2285.
Email: info@cedara.com.
       ---------------

For investor-related inquiries, contact:
Brian Pedlar, Chief Financial Officer
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com
       -----------------------

About ONI Medical Systems Inc.:

ONI Medical Systems, Inc., was founded in 1997 to develop and market a family of dedicated purpose MRI systems that offer high-field performance at a low cost. The first product, the OrthOne(R), is a high-field (1.0 Tesla), hospital-quality, dedicated-purpose MRI system for extremity imaging. With over 50 systems sold, the OrthOne is the only compact, high-field, open extremity MRI system available and is easily sited in hospitals, imaging centers, and orthopedic practices. The system also provides a quiet, comfortable, non-claustrophobic experience for patients requiring a MRI for an injury or diagnosis.


About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.


Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.
                           --------------------

OrthOne(R) is a registered trademark of ONI Medical Systems. All other trademarks appearing in this release are the property of Cedara Software Corp.

                                                                     Document 3

                         [CEDARA LOGO GRAPHIC OMITTED]


FOR IMMEDIATE RELEASE:

                                                                  NEWS RELEASE


Cedara Software Corp. Announces Earnings Conference Call

Toronto, November 5, 2004 - Cedara Software Corp. (NASDAQ:CDSW/TSX:CDE), a leading independent developer of medical software technologies for the global healthcare market, announced that it will release its financial results for the fiscal year 2005 1st Quarter ended September 30, 2004 on Monday, November 8, 2004 after the market close.

Cedara will conduct a conference call and web cast to discuss results and corporate strategy on Tuesday, November 9, 2004 at 11:00 a.m. (Eastern Time), with a question and answer session to follow. To participate in the conference call please dial 416-405-9328 or 1-800-387-6216, five to ten minutes prior to the November 9, 11:00 a.m. start of the call.

The conference call can also be accessed via audio web cast by visiting http://www.cedara.com/investors/teleconference_webcast.htm
----------------------------------------------------------

This conference call will be recorded and will be available on instant replay at the end of the call, until midnight December 14, 2004.

To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, and enter pass code 3106714#.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

For further information, please contact:
Bharti Patel, Manager, Investor Relations
Cedara Software Corp., (905) 672-2100, bharti.patel@cedara.com
                                       -----------------------

                                                                     Document 4

                         [CEDARA LOGO GRAPHIC OMITTED]



FOR IMMEDIATE RELEASE:

Contact:                                                            NEWS RELEASE
Brian Pedlar, Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015
info@cedara.com
---------------


                 Cedara Software Announces the Appointment of
                 Two Directors to Replace Analogic Appointees

TORONTO, November 8, 2004 -- Cedara Software Corp. (NASDAQ:CDSW and TSX:CDE) a leading independent developer of medical software technologies for the global healthcare market, announced today the appointment of two new Directors to its Board, R. Ian Lennox and Dianne Lister.

Ian Lennox is currently Chairman of the Board, Stressgen Biotechnologies Corporation of San Diego, Lead Director of KBSH Capital Management Inc of Toronto and a Director of MSBi Ventures of Montreal. He was formerly President and CEO of MDS Pharmaceutical and Biotechnology Markets (2002-2004); President and CEO of MDS Drug Discovery and Development Sector (2000-2002); President and CEO of Phoenix International Life Sciences (1999-2000); Chairman and CEO of Drug Royalty Corporation Inc. (1996-2002); and, President and CEO of Monsanto Company Canada (1991-1997). Mr. Lennox holds an MBA and a HSBc. (Dean's List - Physiology & Pharmacology) from the University of Western Ontario.

Dianne Lister is founder of The Dianne Lister Group, a national consulting firm providing strategic counsel for the non-profit and philanthropic sectors. From 1993-2003 she was President and Chief Executive Officer of The Hospital for Sick Children Foundation which raises over $50 million annually. The endowment base quadrupled from $100 million to $425 million during her tenure. A graduate of Trent University, and Osgoode Hall Law School, Ms. Lister previously practiced law as a child welfare lawyer and litigator.

Mr. Lennox and Ms. Lister replace Analogic Corporation (NASDAQ: ALOGE) appointees, Bernard M. Gordon, Analogic Founder, Chairman Emeritus, and a member of its board of directors; and John J. Millerick, Analogic's Senior Vice President and CFO.

In September of 2001, Analogic acquired a then 19% interest in Cedara Software Corporation which included the right to two seats on Cedara's Board. In summarizing the purpose of that agreement, Mr. Gordon said that Analogic and Cedara had major customers in common and shared complementary technologies. By forming a relationship, the two companies could expand their capabilities and offer a broader range of products and services to their OEM (Original Equipment Manufacturer) customers.

John Millerick noted today that, "Cedara has effected a dramatic turnaround over the past two years and is now well positioned for continuing growth. Analogic's original objectives in investing in Cedara have been accomplished. We intend to maintain a close working relationship with the company. Cedara, for example, provides advanced image-processing and document workflow software to ANEXA(TM), our subsidiary that provides next-generation, digital imaging solutions to select end-user markets such as orthopedic and trauma centers."

"This announcement is extremely good news for Cedara and demonstrates the continued progress of the company", said Abe Schwartz, Cedara President and CEO. "I am delighted to welcome Ian Lennox and Dianne Lister to Cedara's Board of Directors. Cedara's ability to attract such high-caliber Board members is a testament to the company's recent accomplishments."

"I would also like to thank Bernard Gordon, Analogic's founder, and John Millerick, Analogic's CFO for all that they have done for Cedara. Analogic rescued Cedara in 2001 and has continued to support Cedara until it was able to effect the dramatic turnaround over the last two years. Today, there is a clear and growing perception in both the financial markets and the medical industry that Cedara is now more than strong enough to stand on its own feet. Analogic continues to act in Cedara's best interests by recognizing this. Analogic has also benefited from its relationship with Cedara both financially and operationally. Cedara and Analogic's close business relationship will continue. Cedara is excited with what Analogic is doing through its ANEXA subsidiary. At the same time, Analogic is excited about what Cedara is doing with its recent acquisition, eMed Technologies Corporation. Working together, we are optimistic about our future mutual opportunities," said Mr. Schwartz.

Analogic currently holds 4,580,461 shares of Cedara Software Corporation, which represents 14.6% of Cedara's outstanding shares. Analogic Corporation is a leading designer and manufacturer of advanced health and security systems and subsystems sold primarily to Original Equipment Manufacturers (OEMs). The Company is recognized worldwide for advancing the state of the art in Computed Tomography (CT), Digital Radiography (DR), Ultrasound, Magnetic Resonance Imaging (MRI), Patient Monitoring, Cardiovascular Information Management, and Embedded Multiprocessing.

For more information about Cedara, visit the Cedara website at www.cedara.com or contact:

Brian Pedlar, Chief Financial Officer
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com
       -----------------------

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and the actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.
--------------------

All trademarks appearing in this release are the property of Cedara Software
Corp.

                                                                     Document 5

                         [CEDARA LOGO GRAPHIC OMITTED]


NEWS RELEASE


Attention: Business/Financial Editors:


           Cedara Software Announces First Quarter Revenue Gain and
                               Positive Earnings


November 8, 2004


TORONTO, CANADA - CEDARA SOFTWARE CORP. (NASDAQ:CDSW/TSX:CDE) today announced results for the first quarter of fiscal year 2005 ended September 30, 2004.

Revenue from continuing operations in the first quarter was $12.3 million, an increase of 22% compared to $10.1 million in the first quarter of last year. Net income increased 89% to $3.2 million compared to a net income of $1.7 million in the same quarter last year. Diluted earnings per share were $0.10 for the quarter compared to diluted earnings per share of $0.06 in the same period last year.

Software license revenue was up by $0.4 million to $6.6 million and engineering services revenue increased 42% to $4.3 million for this quarter. Gross margin was $9.9 million or 81% of revenue in the first quarter of fiscal 2005, compared to a gross margin of $7.7 million or 77% of revenue for the first quarter of fiscal 2004. The increase in gross margin reflects higher than normal gross margins on certain engineering services contracts and an increase in higher margin software license revenues.

Operating expenses in the first quarter of fiscal 2005 increased by $1.2 million or 20% to $7.0 million compared to $5.8 million in the same period last year. However, included in the $7.0 million of operating expenses was $1.2 million of unrealized foreign exchange charges, leaving the remaining operating expenses in line with the prior year's first quarter.

"I am delighted to start the new fiscal year by reporting a strong profitable quarter," said Abe Schwartz, Cedara's President and Chief Executive Officer.

Operating results of eMed Technologies Corporation, recently acquired in October 2004 by Cedara, are not reflected in this quarter's results and will be included in the quarter ended December 31, 2004.

Conference Call Information

The Cedara Software Corp. first quarter fiscal 2005 conference call and web cast to discuss results and corporate strategy is scheduled for 11:00 am EST on Tuesday, November 9, 2004. The conference call can be accessed via audio web cast by visiting http://www.cedara.com/investors/teleconference_webcast.htm. Participants in the conference call are asked to dial 416-405-9328 or 1-800-387-6216, five to ten minutes prior to the November 9, 2004, 11:00 am start of the teleconference to participate in the call. This conference call will be recorded and will be available on instant replay at the end of the call, until midnight December 14, 2004. To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, and enter pass code 3106714#.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and the actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.



Three pages of consolidated financial statements follow:


CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

========================================================================================================================
                                                                         September 30, 2004     June 30, 2004
------------------------------------------------------------------------------------------------------------------------
                                                                             (Unaudited)
ASSETS

Current assets:
     Cash and cash equivalents                                               $  38,432          $   40,510
     Short-term investments                                                     10,962              10,902
     Accounts receivable                                                        11,960               7,449
     Inventory                                                                     325                 268
     Prepaid expenses and other assets                                             924                 881
------------------------------------------------------------------------------------------------------------------------
                                                                                62,603              60,010

Capital assets                                                                   1,968               2,201
Long-term investment                                                               510                 510
Goodwill                                                                         9,053               9,053
Deferred acquisition costs                                                         772                   -
Intangible assets                                                                  370                 373
------------------------------------------------------------------------------------------------------------------------
                                                                             $  75,276          $   72,147
========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued liabilities                                $   4,710          $    4,207
     Deferred revenue                                                              976                 861
     Current liabilities of discontinued operations                                199                 986
------------------------------------------------------------------------------------------------------------------------
                                                                                 5,885               6,054

Non-current portion of provision for loss on sublease                               30                  44

Shareholders' equity:
     Capital stock                                                             161,608             161,536
     Contributed surplus                                                           439                 388
     Deficit                                                                   (92,686)            (95,875)
------------------------------------------------------------------------------------------------------------------------
                                                                                69,361              66,049

------------------------------------------------------------------------------------------------------------------------
                                                                             $  75,276          $   72,147
========================================================================================================================


CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

=========================================================================================================================
                                                                                Three months ended September 30
                                                                                -------------------------------
                                                                                     2004             2003
-------------------------------------------------------------------------------------------------------------------------

Revenue                                                                      $     12,341      $    10,103

Direct costs                                                                        2,404            2,364
-------------------------------------------------------------------------------------------------------------------------

Gross margin                                                                        9,937            7,739

Expenses:
     Research and development                                                       1,918            2,310
     Sales and marketing                                                            1,688            1,015
     General and administration                                                     1,913            1,554
     Severance costs                                                                   79               21
     Other charges                                                                  1,069              435
     Amortization of intangible assets                                                 13               56
     Depreciation and amortization                                                    303              449
-------------------------------------------------------------------------------------------------------------------------
                                                                                    6,983            5,840
-------------------------------------------------------------------------------------------------------------------------

Income before interest expense                                                      2,954            1,899
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Interest income (expense), net                                                        235             (266)
-------------------------------------------------------------------------------------------------------------------------

Income from continuing operations                                                   3,189            1,633

Income from discontinued operations                                                     -               53
-------------------------------------------------------------------------------------------------------------------------

Net income                                                                    $     3,189      $     1,686
=========================================================================================================================

Earnings per share from continuing operations:
     Basic                                                                    $      0.10      $      0.07
     Diluted                                                                  $      0.10      $      0.06

Earnings per share:
     Basic                                                                    $      0.10      $      0.07
     Diluted                                                                  $      0.10      $      0.06

=========================================================================================================================

Weighted average number of shares outstanding - basic                           31,378,091       23,954,467
Weighted average number of shares outstanding - diluted                         33,485,858       26,427,255



CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

=========================================================================================================================

                                                                                Three months ended September 30
                                                                                -------------------------------
                                                                                       2004             2003
-------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
     Net income from continuing operations                                       $    3,189       $    1,633
     Items not involving cash:
         Depreciation and amortization                                                  316              505
         Accretion of interest on convertible subordinated debentures                     -               18
         Stock-based compensation charges                                                51                -
         Other                                                                        1,103               50
-------------------------------------------------------------------------------------------------------------------------
                                                                                      4,659            2,206
-------------------------------------------------------------------------------------------------------------------------

     Change in non-cash operating working capital:
         Accounts receivable                                                         (5,915)          (2,769)
         Inventory                                                                      (57)              (7)
         Prepaid expenses and other assets                                              (43)             310
         Accounts payable and accrued liabilities                                       509           (1,121)
         Deferred revenue                                                               167              780
-------------------------------------------------------------------------------------------------------------------------
                                                                                     (5,339)          (2,807)
-------------------------------------------------------------------------------------------------------------------------
                                                                                       (680)            (601)
Investing activities:
     Increase in deferred acquisition costs                                            (772)               -
     Increase in short-term investments                                                 (60)               -
     Additions to intangible assets                                                     (10)             (34)
     Additions to capital assets                                                        (68)            (230)
-------------------------------------------------------------------------------------------------------------------------
                                                                                       (910)            (264)

Financing activities:
     Increase in bank indebtedness                                                        -            1,229
     Issue of shares on exercise of stock options                                        72                -
-------------------------------------------------------------------------------------------------------------------------
                                                                                         72            1,229
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                           (560)               -

-------------------------------------------------------------------------------------------------------------------------

Change in cash and cash equivalents from continuing operations                       (2,078)             364

Change in cash and cash equivalents from discontinued operations                          -             (364)

Cash and cash equivalents, beginning of period                                       40,510                -
-------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                         $   38,432       $        -
=========================================================================================================================

For further information, please contact:
Brian Pedlar, Chief Financial Officer
Cedara Software Corp., (905) 672-2100, brian.pedlar@cedara.com
                                       ------------------------

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 8, 2004


                                            CEDARA SOFTWARE CORP.


                                            By: /s/  Brian Pedlar
                                               -------------------------
                                               Brian Pedlar
                                               Chief Financial Officer